Filed Pursuant to Rule 433 under the Securities Act
Registration Statement no. 333-191114
Issuer Free Writing Prospectus dated October 20, 2015

NATIONAL RURAL UTILITIES
COOPERATIVE FINANCE CORPORATION
 FIVE YEAR COLLATERAL TRUST BOND TERM SHEET

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings:	A1 (Stable) / A (Negative)/ A+(Stable) (Moody’s / S&P /Fitch)

Principal Amount:	$350,000,000

Security Type:	Collateral Trust Bonds

Legal Format:	SEC Registered

Pricing Date:	October 20, 2015

Settlement Date:	October 27, 2015 (T+5)

Maturity Date:	November 1, 2020

Coupon:	2.30%

Price to Public:	99.798%

Benchmark Treasury:	1.375% due September 30, 2020

Benchmark Treasury Yield:	1.393%

Spread to Benchmark Treasury:	+95 basis points

Yield to Maturity:	2.343%

Interest Payment Dates:	Semi-annually on May 1 and November 1, commencing May 1, 2016

Optional Redemption:
At any time on or after October 1, 2020, the Bonds will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest on the Bonds being redeemed to, but excluding, the redemption date.

At any time before October 1, 2020, the Bonds will be redeemable, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the Bonds being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be due if such bonds matured on October 1, 2020 discounted on a semi-annual basis at the Treasury Rate, plus 15 basis points, plus accrued and unpaid interest on the Bonds being redeemed to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP:	637432NF8 / US637432NF88

Joint Book-Running Managers:	J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA Inc.
SunTrust Robinson Humphrey, Inc.
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
Scotia Capital (USA) Inc.
PNC Capital Markets LLC

Co-Managers:	Regions Securities LLC
BBVA Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at 212-834-4533, KeyBanc Capital Markets Inc. by calling toll-free at 1-866-277-6479,  Mizuho Securities USA Inc. by calling toll-free at 1-866-271-7403 and SunTrust Robinson Humphrey, Inc. by calling toll-free at 1-800-685-4786 .